One International Place, 40th Floor 100 Oliver Street Boston, MA 02110 +1 617 728 7100 Main +1 617 275 8384 Fax www.dechert.com
Kaitlin McGrath kaitlin.mcgrath@dechert.com +1 617 728 7116 Direct +1 617 275 8395 Fax

December 2, 2021

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sonny Oh

Re:	John Hancock Exchange-Traded Fund Trust (the “Registrant”) — File Nos. 333-183173 and 811- 22733; Amendment to Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Registrant, I submit this letter in response to comments received by telephone on November 8, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 42 under the Securities Act of 1933, as amended, and Amendment No. 45 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A, filed with the SEC on September 24, 2021, accession no. 0001133228-21-005051 (the “Registration Statement”) relating to the registration of John Hancock Preferred Income ETF (the “Fund”), a new series of the Registrant.

For convenience, I have set forth each comment below, followed by the Registrant’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Registration Statement.

General Comments

1.	Comment - The Staff notes that certain information is missing from the Registration Statement. Please include all missing information in the definitive filing.

Response – The Registrant respectfully acknowledges the comment and has included all missing information in the definitive filing.

2.	Comment – Please provide for the Staff’s review the completed fee table under “Fund summary — Fees and expenses” as part of this letter.

Response – The fee table for the Fund is included in Appendix A to this letter.

December 2, 2021 Page 2

Prospectus

3.	Comment – Under “Fund summary — Fees and expenses,” parenthetical “h” to the second footnote refers to “short dividend expense.” Please confirm if this is a principal investment strategy and, if so, if it is covered in other expenses.

Response –The Registrant does not anticipate that the Fund will have any “short dividend expense” during the Fund’s first year of operations, but confirms that if such expenses were anticipated they would be included in the line item for “Other expenses,” except that if such fees were to exceed 0.01% the Fund would add a separate line item to the table in accordance with Form N-1A

4.	Comment – Under “Fund Summary — Fees and expenses,” please confirm and state supplementally that any contractual waivers will be in effect for at least a one year period from the date of effectiveness of the registration statement. Please also state supplementally whether the investment adviser has the ability to recoup amounts waived or reimbursed under the contractual expense limitation arrangement. If so, please disclose the conditions under which recoupment may take place.

Response –The Registrant confirms that any contractual waivers will be in effect for at least one year from the date of effectiveness, and further notes that waived or reimbursed expenses are not subject to recoupment by the adviser.

5.	Comment – Under “Fund summary — Expense example,” please confirm that the expense example reflects the effect of contractual fee limitations only for the periods described in the fee table, and revise the disclosure accordingly.

Response –The Registrant confirms that the expense example reflects the effect of contractual fee limitations only for the periods described in the fee table, as permitted by Item 3, Instruction 4(a). However, as Form N-1A does not require disclosure related to this approach, the Registrant respectfully declines to make any changes in response to this comment.

6.	Comment – The disclosure under “Fund summary — Principal investment strategies” states that “[u]nder normal market conditions, the fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in preferred stocks and other preferred securities, including convertible preferred securities, contingent convertible securities and corporate hybrid securities.” Please define “preferred stocks and other preferred securities” and/or provide additional examples of what these terms are intended to include.

Response –The Registrant has clarified the disclosure in response to the Staff’s comment as set forth in Appendix B of this letter.

7.	Comment – In the disclosure referenced in comment 6 above, contingent convertible securities (“CoCos”) are cited as an example of preferred stocks and other preferred securities. Please note that the Staff is of the view that CoCos may not be counted as preferred securities for purposes of the 80% test under Rule 35d-1 under the 1940 Act (the “Names Rule”).
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Response – The Registrant has clarified the disclosure in response to the Staff’s comment as set forth in Appendix B.

8.	Comment – In the disclosure referenced in comment 6 above, corporate hybrid securities are cited as an example of preferred stocks and other preferred securities. Please explain supplementally why the Registrant believes that corporate hybrid securities should be counted as preferred securities for purposes of the 80% test under the Names Rule.

Response – The Registrant respectfully believes that preferred stock and preferred securities may be reasonably interpreted to include investments in corporate hybrid securities. The Registrant notes that similar to preferred stock and preferred securities, corporate hybrid securities possess attributes similar to both equity and fixed income securities. Moreover, the Registrant notes that corporate hybrid securities may be functionally equivalent to preferred stock and are issued and trade in a manner similar to traditional perpetual preferred stock. Therefore, the Registrant believes that it is appropriate to consider corporate hybrid securities to be a type of preferred stock and preferred security for purposes of the Fund’s 80% policy under the Names Rule.

9.	Comment – The disclosure under “Fund summary — Principal investment strategies” states as follows:

The fund’s portfolio of preferred securities may include both fixed rate and adjustable rate securities. Preferred securities generally pay fixed or adjustable-rate distributions to investors and have preference over common stock in the payment of distributions and the liquidation of a company’s assets, but are generally junior to all forms of the company’s debt, including both senior and subordinated debt. Certain preferred securities held by the fund may be issued by trusts or other special purpose entities created by companies specifically for the purpose of issuing such securities (Trust Preferred Securities). Preferred securities held by the fund include debt and equity securities and allocation among these securities may vary from time to time depending upon the manager’s assessment of market conditions.

The first two sentences suggest that preferred securities are debt securities but the last sentence states that preferred securities may include debt and equity securities. Please confirm whether these sentences are statements are accurate and clarify the disclosure as needed.

Response – The Registrant has clarified the disclosure in response to the Staff’s comment as set forth in Appendix B.

10.	Comment – Please clarify the type of securities discussed in the third sentence of the disclosure cited in comment 9 above.

Response – The Registrant has clarified the disclosure in response to the Staff’s comment as set forth in Appendix B.

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11.	Comment – Please provide examples of the debt and equity preferred securities referred in the last sentence of the disclosure cited in comment 9 above.

Response – The Registrant has clarified the disclosure in response to the Staff’s comment as set forth in Appendix B.

12.	Comment – The disclosure under “Fund summary — Principal investment strategies” states that the fund can invest “up to 50% of its net assets in preferred securities and other fixed income securities that are rated below investment grade (…)”. Given the liquidity profile of these investments, please explain how the Registrant determined that the Fund’s investment strategy is appropriate for the open-end structure. The Staff notes that the response should include general market data on these types of investments and information concerning the relevant factors referenced in the release adopting Rule 22e-4 under the 1940 Act. See Investment Company Liquidity Risk Management Program, 1940 Act Rel. No. 32315, dated October 13, 2016, pages 154-155.

Response –The Registrant notes that there are many open-end funds in the industry that invest in securities rated below investment grade by any NRSRO or in comparable unrated securities, which are commonly referred to as high yield securities or “junk bonds.” Additionally, the Registrant confirms that, pursuant to Rule 22e-4(iv), the Fund will not acquire any illiquid investment, if, immediately after the acquisition, the Fund would have invested more than 15% of its net assets in illiquid investments.

John Hancock Investment Management LLC (“John Hancock”), as administrator of the Fund’s Liquidity Risk Management Program (the “Program”), assesses and manages the liquidity risk of the Fund in accordance with Rule 22e-4 under the 1940 Act and the Program. In administering the Program, John Hancock considers a number of factors, including whether the Fund’s investment strategy is appropriate for an open-end fund. John Hancock believes the Fund’s investment strategy is appropriate for an open-end fund and, in making that assessment, considered several factors. The following factors are taken into consideration in our assessment of the appropriateness of an investment strategy for an open-end fund structure: (1) Fund’s ability to meet redemption requests without diluting remaining investors’ interest; (2) portfolio liquidity during normal and reasonably foreseeable stressed conditions; (3) portfolio concentration and holdings of large positions in a particular issue or issuer, including consideration of exposures to securities with extended settlement periods; (4) use of borrowing for investment purposes and derivatives; (5) holdings of cash and cash equivalents; and (6) borrowing arrangements and other funding sources.

Pursuant to the Program, John Hancock assesses the liquidity of each of the Fund’s proposed holdings at different asset levels and classifies them in accordance with the requirements of Rule 22e-4, using a vendor provided model. The asset classification model requires four key parameters in order to conduct the analysis and assign the proper asset classification: (1) Percent of the portfolio to be disposed (i.e., RATS); (2) Transaction cost limits; (3) Liquidity surface assignments for each position; and (4) Time it takes to settle the trade. The asset classification model offered by our vendor uses market data sourced from a number of different providers in order to model and calibrate their universe of liquidity surfaces, which are maintained at the security, issuer or market segment level.

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13.	Comment – The disclosure under “Fund summary — Principal investment strategies” states that “[t]he fund may engage in derivatives transactions,” which “may include may include futures contracts on securities and indexes; options on futures contracts, securities, and indexes; interest-rate, foreign currency, and credit default swaps; and foreign currency forward contracts.” Please confirm supplementally whether investment in derivatives will count towards the Fund’s 80% policy, and if so please explain how investments in derivatives will be valued for such purposes. Please also ensure that the Fund’s derivatives disclosure is not generic and fully describes how the Fund will use derivatives and the risks associated with the use of derivatives. See the letter from Barry Miller of the Division of Investment Management of the SEC to the Investment Company Institute dated July 30, 2010 (the “Derivatives Disclosure Letter”).

Response – The Registrant reserves the right to use derivatives to count towards the Fund’s 80% Policy. The Fund generally uses market value, and not notional value, to value derivatives in connection with its 80% Policy. The Registrant also confirms that it has reviewed the derivatives disclosure included in the Fund’s prospectus and has determined that it is consistent with the views set forth in the Derivatives Disclosure Letter.

14.	Comment – Under “Fund summary — Principal risks,” the Staff notes that the principal risks appear in alphabetical order. Please reorder the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. See Dalia Blass, Keynote Address - ICI Securities Law Developments Conference, October 25, 2018, available at: https://www.sec.gov/news/speech/speech-blass-102518# and ADI-2019-08 - Improving Principal Risks Disclosure.

Response – The Registrant respectfully submits that the current order of the principal risks is in compliance with the requirements of Form N-1A, which does not require listing the principal risks of investing in a fund in any particular order. The Registrant further notes that the alphabetical ordering convention of its “Principal risks” is consistent across the John Hancock complex. However, in order to clarify for shareholders that they should not make any assumptions regarding the significance of the risk factors based on their current order, the Registrant includes the following disclosure in the introductory paragraph under the heading “Fund summary — Principal risks:”

The fund’s main risks are listed below in alphabetical order, not in order of importance.

15.	Comment – Please update “Cash transactions risk” under “Fund summary — Principal risks” or “Fund details — Principal risks of investing” to disclose that as a result of cash transactions, the fund may incur brokerage costs or otherwise experience losses that would not be incurred in a redemption in-kind transaction. Disclose that these fees could be borne by the Fund thereby increasing fund expenses.

Response – In response to the Staff’s comment, the Registrant has revised the “Cash transactions risk” as follows (new disclosure underlined):

Cash transactions risk. Under certain circumstances, the fund intends to effect some or all of its creation and redemption transactions using cash, rather than in-kind securities. As a result, an investment in the fund may be less tax-efficient than an investment in an ETF that effects all of its creation and

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redemption transactions in-kind. In order to obtain the cash needed to distribute redemption proceeds, the fund may be required to sell portfolio securities which may cause the fund to recognize capital gains or losses and incur higher brokerage costs. To the extent that the maximum additional charge for creation or redemption transactions is insufficient to cover these costs and expenses, the fund’s performance could be negatively impacted.

16.	Comment – The Staff notes that the “Foreign securities risk” under “Fund summary — Principal risks,” references depositary receipts. Please confirm whether depositary receipts are a principal investment strategy for the Fund and, if so, please add disclosure under “Fund summary — Principal investment strategies” and “Fund details — Principal risks of investing” to that effect.

Response –The Registrant confirms that depositary receipts are not a principal investment strategy for the Fund. Therefore, no changes are necessary in response to this comment.

17.	Comment – Under Fund summary — Principal risks” and “Fund details — Principal risks of investing,” Please consolidate “Preferred and convertible securities risk,” “Preferred stock risk” and “Convertible securities risk.”

Response – In response to this comment, the combined risk “Preferred and convertible securities risk” has been deleted.

18.	Comment – While past performance is not shown in the “Fund summary — Past performance” section because the Fund has not yet commenced operations, please supplementally provide the broad-based market index the Fund intends to use when it is appropriate to display past performance in this section.

Response – It is anticipated that the broad-based market index will be the ICE BofA U.S. All Capital Securities Index, but the Registrant respectfully notes that the advisor may determine to select a different broad-based market index when preparing the performance disclosure in the future.

19.	Comment – In “Fund summary — Portfolio management” and “Who’s who — Subadvisor,” please state the year that each portfolio manager began managing the Fund, rather than stating that each portfolio manager managed the Fund since inception.

Response –Generally, the date that a newly established John Hancock fund (such as the Fund) commences operations is not known at the time that the fund’s shares are registered with the SEC. Thus, if a portfolio manager is expected to manage the fund when it commences operations, the John Hancock funds’ usual practice is to disclose that the portfolio manager has managed the fund since inception, in order to preserve flexibility in disclosure for new funds. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

20.	Comment – The disclosure under “Fund details — Principal investment strategies” states: “The fund is an ETF, which is a fund that trades like other publicly-traded securities. The fund is not an index fund.” Please add this disclosure to “Fund summary — Principal investment strategies.”

Response – The Registrant has made the requested change.

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21.	Comment – Under “Fund details — Temporary defensive investing,” please provide more detail as to the extent the Fund may deviate during any transition periods.

Response – The Registrant believes the current disclosure is sufficiently clear and notes that additional disclosure is not required by Form N-1A. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

22.	Comment – In “Fund details — Additional investment strategies,” please disclose if the investment strategies included in that section are principal investment strategies or non-principal investment strategies. If they are principal investment strategies, please include corresponding disclosure in “Fund summary — Principal investment strategies.”

Response –The Registrant notes that the investment strategies in the “Additional investment strategies” section are non-principal investment strategies of the Fund. The Registrant also notes that this section of the statutory portion of the Prospectus is a distinct section and is separate from the “Principal investment strategies” section. The Registrant believes this presentation clearly identifies the principal and non-principal investment strategies of the Fund and is permitted by Form N-1A. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

23.	Comment – The Staff notes that “Fund summary — Principal risks,” includes “Authorized participant concentration risk.” Please confirm whether the securities underlying the Fund are traded outside of a collateralized settlement system. If so, please disclose that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants). Please also disclose that to the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for the Fund’s shares. In addition, please note that this could in turn lead to differences between the market price of the Fund’s shares and its underlying value.

Response –The Registrant confirms that the securities underlying the Fund will typically settle within a collateralized settlement system. Additionally, the Registrant notes that “Fund details — Principal risks of investing — Authorized participant concentration risk” includes the following: “The fund has a limited number of intermediaries that act as authorized participants. To the extent that these intermediaries exit the business or are unable to proceed with creation and/or redemption orders with respect to the Fund and no other authorized participant is able to create or redeem in their place, shares may trade at a discount to NAV and may face delisting. This may in turn result in a significantly diminished trading market for fund shares.” Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

24.	Comment – Under “Fund details — Principal risks of investing — Liquidity risk,” the Fund states “Because market makers provide stability to fixed-income markets, the significant reduction in dealer inventories could lead to decreased liquidity and increased volatility, which may become exacerbated during periods of economic or political stress.” Please add disclosure explaining that decreased liquidity could lead to greater spreads between the market price of the Fund’s shares and the underlying value of the Fund’s portfolio securities.
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Response – The Registrant notes that the following disclosure is included under “Fund details — Principal risks of investing — ETF Trading Risk”: “The bid-ask spread may vary over time based on the fund’s trading volume and market liquidity and may increase as a result of a decrease in the fund’s trading volume, the spread of the fund’s underlying securities, or reduced market liquidity.” Therefore, the Registrant respectfully declines to make any changes in response to this comment.

25.	Comment – In “Fund details — Additional risks of investing,” please disclose if the risks in that section are principal risks or non-principal risks. If they are principal risks, please include corresponding disclosure in “Fund summary — Principal risks.” If they are non-principal risks, please relocate the disclosure to the SAI.

Response –The Registrant notes that the risks in the “Additional risks of investing” section are non-principal risks of the Fund. The Registrant also notes that this section of the statutory portion of the Prospectus is a distinct section and is separate from the “Principal Risks of Investing” section. The Registrant believes this presentation clearly identifies the principal and non-principal risks of the Fund and is permitted by Form N-1A. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

26.	Comment – In “Fund details — Who’s who — Management fee,” please disclose the period to be covered by the shareholder report, i.e., the annual or semiannual shareholder report, pursuant to Item 10(a)(1)(iii) of Form N-1A, not necessarily the exact date of the report.

Response –The Registrant respectfully notes that current disclosure states: “The basis for the Board of Trustees’ approval of the advisory fees, and of the investment advisory agreement overall, including the subadvisory agreement, will be discussed in the fund’s first shareholder report.” As the commencement date of the Fund’s operations is uncertain, the Registrant believes that this statement more precisely describes the shareholder report in which such Board discussion will appear. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

27.	Comment – In “Fund details — Who’s who — Management fee,” please identify all applicable funds upon whose assets the management fee is based.

Response –The Registrant believes that the current disclosure is consistent with the requirements of Form N-1A, and notes that an Amendment to the Advisory Agreement pertaining to the Fund will be filed as an exhibit to the Registration Statement.

28.	Comment – Under the heading “Fund details — Additional information about fund expenses,” please include a discussion of the Funds’ contractual waivers that are disclosed in the “Annual Fund Operating Expenses” tables.

Response — The Registrant respectfully notes that General Instruction C.3.(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” As the contractual fee waiver information is disclosed in response to Item 3 of Form N-1A it need not be repeated under “Who’s who—Additional information about fund expenses.” The Registrant further notes that it discloses contractual waivers that impact the fee table in footnotes to

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the fee table (as required by Item 3 of Form N-1A), but discloses contractual waivers that do not impact the fee table and voluntary waivers in “Who’s who - Additional information about fund expenses.” Therefore, the Registrant respectfully declines to make any changes in response to this comment.

29.	Comment – Please explain supplementally whether the Fund intends to primarily engage in cash transactions, in-kind transactions, or a hybrid of cash and in-kind transactions. If the Fund intends to primarily engage in in-kind transactions, please revise the disclosure to make this clear.

Response – Supplementally, the Registrant confirms that the Fund intends to primarily engage in in-kind transactions. The Registrant has reviewed the disclosure in the principal investment strategies and believes that it accurately describes that the Fund intends to engage primarily in in-kind transactions, although under certain circumstances, the Fund reserves the right to engage in cash transactions or a hybrid of cash and in-kind transactions. The Registrant respectfully declines to make any changes in response to this comment.

30.	Comment – The Staff notes that the disclosure included under “Other Information — Intraday value” is no longer required under Rule 6c-11 under the 1940 Act.

Response – The Registrant currently intends to voluntarily disseminate an IOPV.

31.	Comment – Please revise the “Related performance information” heading used in the Appendix to clarify that the performance information presented in the Appendix is that of the Composite and not that of the fund.

Response – The Registrant believes that the heading is appropriately descriptive of the information presented in the Appendix. The Registrant notes that the wording of the heading is consistent with the headings of comparable related performance appendices used by various other John Hancock funds. The Registrant also notes that the introductory paragraph of the caption immediately following the heading states that the Composite is made up of substantially similar managed accounts. Further, the Registrant notes that the fifth paragraph of the caption includes the following statement in bold text: “The information in this Appendix does not represent the performance of the fund and is no indication of how it would have performed in the past or will perform in the future.” Accordingly, the Registrant respectfully declines to make any changes to the heading.

32.	Comment – The caption referenced in comment 31 above states that “[p]erformance presented in the Composite has been generated on an asset-weighted basis and includes the reinvestment of dividends.” If the method of performance calculation used differs from the standardized SEC method of performance calculation, please include disclosure to this effect.

Response – The Registrant notes that the performance shown in the Appendix is calculated in accordance with the Global Investment Performance Standards (GIPS), which reflects industry best practices and is consistent with relevant SEC guidance. Accordingly, no changes are necessary in response to this comment.

33.	Comment – Please disclose in the caption that the accounts in the Composite are not registered investment companies (“RICs”) and, as such, are not subject to the requirements of the Investment Company Act of 1940 and the Internal Revenue Code applicable to RICs.

Response – The Registrant notes that all of the accounts in the composite are subadvisory relationships with RICs, and consequently all accounts in the composite are managed in accordance with the Investment Company Act of 1940 (and the Internal Revenue Code, as applicable). Therefore, the Registrant respectfully declines to make the requested change.

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34.	Comment – The AUM information above the bar chart for “Manulife Investment Management (US) Preferred Income Composite” is as of December 31, 2020. Please provide this information as of a more recent date.

Response – The requested change has been made.

35.	Comment – Please confirm supplementally that the Registrant has the records to support the performance information presented under “Appendix – Related performance information,” in accordance with Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response – The Registrant so confirms.

Statement of Additional Information and Part C

36.	Comment – Please confirm that all SAI and Part C disclosure will be provided as of the most recent calendar year, fiscal year, or specific time period or date, as required by Form N-1A.

Response – The Registrant so confirms.

37.	Comment – Under “Investment Management Arrangements and Other Services — Subadvisory Agreement — Subadvisory Fees,” please disclose the method of calculating the subadvisory fees payable to the subadvisor, consistent with Item 19(a)(3) of Form N-1A.

Response – The Registrant respectfully incorporates the response provided to the Staff by John Hancock Investment Trust, another registrant in the John Hancock family of funds, in its February 26, 2019 letter responding to this comment.

The Registrant, on behalf of the Fund, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the Staff’s comments. If you have any questions, please call me at 617-728-7116.

Sincerely,

/s/ Kaitlin McGrath
Kaitlin McGrath

cc: Kinga Kapuscinski

Mara C. S. Moldwin

Christopher P. Harvey

Allison M. Fumai

Katherine Coghlan

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Appendix A

Fees and Expenses

The final fee table is shown below:

FEES AND EXPENSES

This table describes the fees and expenses you may pay if you buy, hold, and sell shares of the fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)
Management fee	0.49
Other expenses[1]	0.33
Total annual fund operating expenses	0.82
Contractual expense reimbursement[2]	0.28
Total annual fund operating expenses after expense reimbursements	0.54

1 “Other expenses” have been estimated for the fund’s first year of operations.

2 The advisor contractually agrees to reduce its management fee or, if necessary, make payment to the fund in an amount equal to the amount by which expenses of the fund exceed 0.54% of average daily net assets. Expenses means all the expenses of the fund, excluding (a) taxes, (b) brokerage commissions, (c) interest expense, (d) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund’s business, (e) borrowing costs, (f) prime brokerage fees, (g) acquired fund fees and expenses paid indirectly, and (h) short dividend expense. This agreement expires on August 31, 2023, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time. The advisor also contractually agrees to waive a portion of its management fee and/or to reimburse expenses for the fund and certain other John Hancock funds according to an asset level breakpoint schedule that is based on the aggregate net assets of all the funds participating in the waiver or reimbursement. This waiver is allocated proportionally among the participating funds. This agreement expires on July 31, 2023, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

expense example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other funds. Please see below a hypothetical example showing the expenses of a $10,000 investment in the fund for the time periods indicated assuming you redeem all of your shares at the end of those periods. The example assumes a 5% average annual return and that fund expenses will not change over the periods. The example does not take into account brokerage commissions that you may pay on your purchases and sales of shares of the fund. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expenses ($)
1 Year	55
3 Years	234
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Appendix B

Principal Investment Strategies

Principal investment strategies (summary)

The fund is an ETF, which is a fund that trades like other publicly-traded securities. The fund is not an index fund. The fund is actively managed and does not seek to replicate the performance of a specified index.

Under normal market conditions, the fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in preferred stocks and other preferred securities~~, including convertible~~. Preferred stocks and preferred securities~~, contingent convertible~~ include, but are not limited to, convertible preferred securities ~~and~~, corporate hybrid securities~~.~~, Trust Preferred Securities (defined below), cumulative and non-cumulative preferred stock, and depositary shares of preferred stock. Preferred securities generally pay fixed or adjustable-rate distributions to investors and have preference over common stock in the payment of distributions and the liquidation of a company’s assets, but are generally junior to all forms of the company’s debt, including both senior and subordinated debt.

The manager focuses on sector allocation, industry allocation and security selection in making investment decisions and looks to invest in securities that may be undervalued relative to similar securities in the marketplace.

~~The fund’s portfolio of preferred securities may include both fixed rate and adjustable rate securities. Preferred securities generally pay fixed or adjustable-rate distributions to investors and have preference over common stock in the payment of distributions and the liquidation of a company’s assets, but are generally junior to all forms of the company’s debt, including both senior and subordinated debt. Certain~~Preferred securities held by the fund may have debt and equity characteristics. In addition, certain preferred securities held by the fund may be issued by trusts or other special purpose entities created by companies, such as bank holding companies, specifically for the purpose of issuing such securities (Trust Preferred Securities). ~~Preferred securities held by the fund include debt and equity securities and allocation among these securities may vary from time to time depending upon the manager’s assessment of market conditions.~~

The fund may invest up to 20% of its net assets in common stocks or other equity securities that are not considered preferred securities and in debt securities with ratings equivalent to those of the preferred securities in which the fund may invest. Debt securities in which the fund may invest include corporate bonds and high yield securities. In addition, the fund may invest in contingent convertible securities (CoCos).

The fund will invest at least 50% of its net assets in preferred securities and other fixed-income securities that are rated investment grade (i.e., at least “Baa3” by Moody’s Investors Service, Inc. (Moody’s) or “BBB” by ~~Standard & Poor’s~~S&P Global Ratings ~~Services~~ (S&P) and Fitch Ratings (~~“~~Fitch~~”~~) or by any nationally recognized statistical ratings organization (NRSRO), or in unrated securities determined by the manager to be of comparable credit quality.

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The fund can invest up to 50% of its net assets in preferred securities and other fixed income securities that are rated below investment grade by either S&P, Fitch, Moody’s or by any NRSRO or in comparable unrated securities. Below investment grade securities must be rated “B” or higher by either S&P, Fitch, Moody’s or by any NRSRO (or determined to be of comparable quality). These investment policies are based on credit quality ratings at the time of acquisition.

The fund may invest in common and preferred securities issued by real estate investment trusts (REITs).

The fund will concentrate its investments in the group of industries that comprise the utilities and the communication sectors. In addition, the fund will concentrate its investments in the group of industries that comprise the financials sector.

Although the fund invests typically in the securities of U.S. issuers, the fund may invest up to 20% of its total assets in securities of corporate and governmental issuers located outside the United States that are traded or denominated in U.S. dollars.

The fund may engage in derivative transactions. Derivatives may be used to reduce risk, obtain efficient market exposure, and/or enhance investment returns, and may include futures contracts on securities and indexes; options on futures contracts, securities, and indexes; interest-rate, foreign currency, and credit default swaps; and foreign currency forward contracts.

Due to the nature of certain of the fund’s investments, the fund may, under certain circumstances, effect a portion of creations and redemptions for cash, rather than in-kind securities.

Principal investment strategies (statutory)

The fund is an ETF, which is a fund that trades like other publicly-traded securities. The fund is not an index fund. The fund is actively managed and does not seek to replicate the performance of a specified index.

The Board of Trustees can change the fund’s investment objective and strategy without shareholder approval. The fund will provide written notice to shareholders at least 60 days prior to a change in its 80% investment policy.

Under normal market conditions, the fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in preferred stocks and other preferred securities~~, including convertible~~. Preferred stocks and preferred securities~~, contingent convertible~~ include, but are not limited to, convertible preferred securities ~~and~~, corporate hybrid securities~~.~~ , Trust Preferred Securities (as defined below), cumulative and non-cumulative preferred stock, and depositary shares of preferred stock. Preferred securities generally pay fixed or adjustable-rate distributions to investors and have preference over common stock in the payment of distributions and the liquidation of a company’s assets, but are generally junior to all forms of the company’s debt, including both senior and subordinated debt.

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The manager focuses on sector allocation, industry allocation and security selection in making investment decisions and looks to invest in securities that may be undervalued relative to similar securities in the marketplace.

~~The fund’s portfolio of preferred securities may include both fixed rate and adjustable rate securities.~~ Preferred securities ~~generally pay fixed or adjustable-rate distributions to investors and have preference over common stock in the payment of distributions and the liquidation of a company’s assets, but are generally junior to all forms of the company’s debt, including both senior and subordinated debt. Certain~~held by the fund may have debt and equity characteristics. In addition, certain preferred securities held by the fund may be issued by trusts or other special purpose entities created by companies, such as bank holding companies, specifically for the purpose of issuing such securities (Trust Preferred Securities). ~~Preferred securities held by the fund include debt and equity securities and allocation among these securities may vary from time to time depending upon the manager’s assessment of market conditions.~~

The fund may invest up to 20% of its net assets in common stocks or other equity securities that are not considered preferred securities and in debt securities with ratings equivalent to those of the preferred securities in which the fund may invest. Debt securities in which the fund may invest include corporate bonds and high yield securities. In addition, the fund may invest in contingent convertible securities (CoCos).

The fund will invest at least 50% of its net assets in preferred securities and other fixed-income securities that are rated investment grade (i.e., at least “Baa3” by Moody’s Investors Service, Inc. (Moody’s) or “BBB” by ~~Standard & Poor’s~~S&P Global Ratings ~~Services~~ (S&P) and Fitch Ratings (~~“~~Fitch~~”~~) or by any nationally recognized statistical ratings organization (NRSRO), or in unrated securities determined by the manager to be of comparable credit quality.

The fund can invest up to 50% of its net assets in preferred securities and other fixed income securities that are rated below investment grade by either S&P, Fitch, Moody’s or by any NRSRO or in comparable unrated securities. Below investment grade securities must be rated “B” or higher by either S&P, Fitch, Moody’s or by any NRSRO (or determined to be of comparable quality). These investment policies are based on credit quality ratings at the time of acquisition.

The fund may invest in common and preferred securities issued by real estate investment trusts (REITs).

The fund will concentrate its investments in the group of industries that comprise the utilities and the communication sectors. In addition, the fund will concentrate its investments in the group of industries that comprise the financials sector.

Although the fund invests typically in the securities of U.S. issuers, the fund may invest up to 20% of its total assets in securities of corporate and governmental issuers located outside the United States that are traded or denominated in U.S. dollars.

The manager may take into consideration environmental, social, and/or governance (ESG) factors, alongside other relevant factors, as part of its investment selection process. The ESG characteristics utilized in the fund’s investment process may change over time and one or more characteristics may not be relevant with respect to all issuers that are eligible fund investments.

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The fund may engage in derivative transactions. Derivatives may be used to reduce risk, obtain efficient market exposure, and/or enhance investment returns, and may include futures contracts on securities and indexes; options on futures contracts, securities, and indexes; interest-rate, foreign currency, and credit default swaps; and foreign currency forward contracts.

Due to the nature of certain of the fund’s investments, the fund may, under certain circumstances, effect a portion of creations and redemptions for cash, rather than in-kind securities.

The fund may deviate from its principal investment strategies during transition periods, which may include the reassignment of portfolio management, a change in investment objective or strategy, a reorganization or liquidation, or the occurrence of large inflows or outflows.

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